UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Computerized Thermal Imaging, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20557-C-10-8
(CUSIP Number)

Thermal Imaging, Inc.
Funding Selection, Inc.
David B. Johnston
Nathan Johnston
Adam Johnston

c/o Ken Schmit
Thetford & Schmit
 302 AGC Center
9450 Southwest Commerce Circle
Wilsonville, Oregon 97070

with a copy to:

Robert M. Romano, Esq.
Latham & Watkins
885 Third Avenue
 New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2000
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

CUSIP NO. 048798-10-2                                                       13D                                                                                  Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (Entities only) Thermal Imaging, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 048798-10-2                                                       13D                                                                                    Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Funding Selection, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON CO

                                                                                                                                                                                       Page 4 of 15 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) David B. Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 14,217,761
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON HC

                                                                                                                                                                                       Page 5 of 15 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only) Nathan Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,217,761
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON HC

                                                                                                                                                                                      Page 6 of 15 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam Johnston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 13,217,261
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,217,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON HC

                            Page 7 of 15 pages

      This Amendment No. 1 amends and supplements the Schedule 13D filed on May 2, 2000 (as amended, the “Schedule 13D”), by David B. Johnston and Thermal Imaging, Inc., an Oregon corporation, to reflect information required pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended, relating to (i) the ownership of shares of common stock, par value $.001 per share (the “Common Stock”), of Computerized Thermal Imaging, Inc., a Nevada corporation (the “Company”) held by Thermal, (ii) the vesting of options to purchase shares of Common Stock held by David B. Johnston and (iii) the execution of a Voting Agreement, dated October 19, 2000, by and between David B. Johnston and the Company. Unless otherwise indicated, all responses to this Amendment No. 1 to Schedule 13D apply to each Reporting Person (as defined below). Unless otherwise indicat ed, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

      Item 2. Identity and Background.

     (a) This Amendment No. 1 to Schedule 13D is being filed jointly by: (i) Thermal Imaging, Inc., an Oregon corporation, (ii) Funding Selection, Inc., an Oregon corporation, (iii) David B. Johnston, (iv) Nathan Johnston and (v) Adam Johnston (collectively, the “Reporting Persons”).

     (b) The principal business address of each of the Reporting Persons is c/o Ken Schmit, Thetford & Schmit, 302 AGC Center, 9450 Southwest Commerce Circle, Wilsonville, Oregon 09707.

     (c) Thermal Imaging, Inc., an Oregon corporation (“Thermal Imaging”), is the record owner of 13,217,761 shares of Common Stock of the Company. Thermal Imaging is engaged in holding investments in the Company and does not carry on any significant activities other than in connection with acquiring, holding and controlling shares of Common Stock of the Company. Funding Selection, Inc., an Oregon corporation (“Funding Selection”), owns 100% of the voting common stock of Thermal Imaging, Inc. Funding Selection is principally engaged in the business of investing in securities and other assets. David B. Johnston is the President and Secretary of Thermal Imaging and is the sole director of Thermal Imaging. Nathan Johnston and Adam Johnston jointly own 100% of the voting common stock of Funding Selection. Adam Johnston is the President and Secretary of Funding Selection and is the sole director of Funding Selection. Adam Johnston’s and Nathan Johnston’s principal occupation is an investor.

     (d) Funding Selection, Nathan Johnston and Adam Johnston have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Funding Selection, Nathan Johnston and Adam Johnston were not, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Nathan Johnston and Adam Johnston are citizens of the United States.

      Item 4. Purpose of Transaction.

     (a) Pursuant to the Employment Agreement, effective as of September 18, 1997, by and between David B. Johnston and the Company, the Company granted Mr. Johnston options to purchase 1,000,000 shares of Common Stock. Of this amount, 25% of the options vested upon execution of the Employment Agreement and 25% of the remaining options vest on each anniversary date of the Employment Agreement. This statement relates

                                                                                                                                                                                                                                                                     Page 8 of 15 pages

to the vesting of the last remaining 25% of such options (250,000), that became exercisable on September 18, 2000.

     (d) Mr. Johnston voluntarily retired as the Chairman of the Board of Directors and Chief Executive Officer of the Company on September 27, 2000 to pursue other business interests. The Company elected Richard V.Secord as Chairman and appointed Mr. Secord Chief Executive Officer to replace Mr. Johnston.

       Item 5. Interest in Securities of the Issuer.

            (a) Thermal Imaging is the record owner of 13,217,761 shares of Common Stock, which represents 16.4% of the outstanding shares of Common Stock (based on 80,459,734 shares reported by the Company to be outstanding as of September 15, 2000 in the Company’s Annual Report on Form 10KSB for the year ended June 15, 2000). Funding Selection owns 100% of the voting common stock of Thermal Imaging. Because of the joint ownership of 100% of the voting common stock of Funding Selection, Nathan Johnston and Adam Johnston may be viewed as the beneficial owners of the shares of Common Stock of the Company held of record by Thermal Imaging. David B. Johnston is the beneficial owner of 14,217,761 shares of Common Stock (which includes all of the Common Stock owned by Thermal Imaging and 1,000,000 options to purchase shares of Common Stock of the Company), which represents 17.7% of the outstanding shares of Common Stock.

            (b) Thermal Imaging has sole power to dispose or direct the disposition of, all shares of Common Stock reported as beneficially owned by it, except that, (i) Funding Selection, by reason of its ownership of 100% of Thermal Imaging’s voting common stock, and (ii) Nathan Johnston and Adam Johnston, by reason of their joint ownership of 100% of Funding Selection’s voting common stock, has the power to direct the disposition of all shares of Common Stock reported as beneficially owned by Thermal. None of the Reporting Persons has sole or shared power to vote, or direct the vote, of the shares of Common Stock beneficially owned by it or him pursuant to the Voting Agreement as described in Item 5(d) below.

            (c) On September 18, 2000, 250,000 options to purchase shares of Common Stock held by David Johnston became exercisable pursuant to an Employee Stock Option Agreement, effective as of September 18, 1997, by and between Mr. Johnston and the Company. These options are exercisable at an exercise price of $.75 per share and expire on September 18, 2002.

            (d) In connection with his retirement, David Johnston executed a Voting Agreement, dated October 19, 2000, by and between Mr. Johnston and the Company. Pursuant to the Voting Agreement, Mr. Johnston agreed to vote (i) any shares of Common Stock owned of record by Mr. Johnston, as of the date of the Voting Agreement, (ii) any other shares of the capital stock of the Company over which it exercises voting control as of the date of the Voting Agreement and (iii) any shares of capital stock acquired in respect of those shares specified in (i) and (ii) above (the “Voting Shares”), for the election of directors of the Company, and on all other matters that may require the vote of the shareholders, in the same proportion as those shares voted by all shareholders other than certain shareholders as specified therein. In addition, Mr. Johnston granted Richard V. Secord, the Chief Executive Officer of the Company, and Kevin L. Packard, the Chief Financial Officer, Secretary and Treasurer of the Company, an irrevocable proxy, each with the power to act without the other and with power of substitution, with respect to the Voting Shares. The Voting Agreement, which has been filed as an exhibit to this Amendment No. 1 to Schedule 13D, is incorporated by reference herein.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                                                                                                                                                                                                                                                      Page 9 of 15 pages

On October 19, 2000, Mr. Johnston entered into a Voting Agreement with the Company with respect to the shares of Common Stock beneficially owned by Mr. Johnston. See Item 5(d) for a description of the Voting Agreement. The Voting Agreement, which has been filed as an exhibit to this Amendment No. 1 to Schedule 13D, is incorporated by reference herein.

      Item 7. Material to be Filed as Exhibits

             Exhibit 1. Voting Agreement
             Exhibit 2. Joint Filing Agreement

                                                                                                                                                                                                                                                                  Page 10 of 15 pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERMAL IMAGING, INC.
By:	/s/ David B. Johnston
Name: Title:	David B. Johnston President
FUNDING SELECTION, INC.
By:	/s/ Adam Johnston
Name: Title:	Adam Johnston President
By:	/s/ David B. Johnston
Name:	David B. Johnston
By:	/s/ Adam Johnston
Name:	Adam Johnston
By:	/s/ Nathan Johnston
Name:	Nathan Johnston

Dated: November 8, 2000

                                                                                                                                                                                                                                                                  Page 11 of 15 pages

EXHIBIT INDEX

Exhibit		Page Number

1.	Voting Agreement	13
2.	Joint Filing Agreement	15